KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

SUPPL

02 JUN 20 AM 11:07

BY COURIER

Our Ref: KLK/SE

02042138

June 18, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
June 04, 2002	Employees Provident Fund Board
June 07, 2002	Employees Provident Fund Board
June 13, 2002	Employees Provident Fund Board
June 17, 2002	Employees Provident Fund Board (2 sets)
	GENERAL ANNOUNCEMENT
June 06, 2002	Proposed Acquisition of a new Subsidiary Company: Verdant Plantations Limited

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

dlw 6/26

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-06-2002 02:43:01 PM
Reference No KL-020604-4F08D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 21-05-2002	* 62,000	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**38,841,500**
Direct (%)	:	**5.47**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **38,841,500**

* Date of notice : **21-05-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07/06/2002 03:43:19 PM
Reference No KL-020607-A2D2F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **29/05/2002**	* **20,000**	

* Circumstances by reason of which change has occurred : **Sale of equity Managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **38,821,500**
Direct (%) : **5.47**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **38,821,500**

* Date of notice : **29/05/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13/06/2002 02:30:58 PM
Reference No KL-020613-33A0D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03/06/2002**	* **215,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **38,606,500**
Direct (%) : **5.44**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **38,606,500**

* Date of notice : **04/06/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/06/2002 10:33:13 AM**
Reference No **KL-020617-DBFC8**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,
Jalan Raja Laut,
50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **06/06/2002**	* **150,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **38,456,500**
Direct (%) : **5.42**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **38,456,500**

* Date of notice : **06/06/2002** 16

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17/06/2002 10:33:17 AM
Reference No KL-020617-DBFC9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **07/06/2002**	* **35,000**	
Disposed	**10/06/2002**	**101,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **38,320,500**
Direct (%) : **5.4**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **38,320,500**

* Date of notice : **10/06/2002**

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 06/06/2002 05:00:41 PM
Reference No KL-020606-10294

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
PROPOSED ACQUISITION OF A NEW SUBSIDIARY COMPANY:
VERDANT PLANTATIONS LIMITED ("VPL")**

* **Contents :-**

Introduction

Pursuant to the requirements of paragraphs 9.19(23) and 10.07(a) of The Kuala Lumpur Stock Exchange Listing Requirements, KLK wishes to announce that it had on 4 June 2002 entered into a conditional Sale & Purchase Agreement ("S&P") with Tri Premium Enterprises Ltd and Goldring Services Ltd (hereinafter collectively referred to as "the Vendors") to acquire the entire issued and paid-up share capital of VPL comprising 3,159,000 ordinary shares of USD1.00 each ("Sale Shares") for a total cash consideration of USD7,440,000 (hereinafter referred to as "the Proposed Acquisition").

Details of the Proposed Acquisition

VPL was incorporated in the Republic of Mauritius as a limited company on 25 February 2002. It has an issued and fully paid-up share capital of USD1,000 comprising 1,000 ordinary shares of USD1.00 each and this will be subsequently increased to USD3,159,000 comprising 3,159,000 ordinary shares of USD1.00 each upon completion of the Proposed Acquisition.

VPL is an investment holding company and its sole investment is a 48% equity stake in PT Sekarbumi Alamlestari ("PTSA ") a company incorporated in the Republic of Indonesia.

PTSA owns and operates an oil palm plantation with 6,200 hectares of plantation land located in Siak Hulu, Kabupaten Kampar in the Province of Riau, Republic of Indonesia. PTSA has todate planted a total area of 5,408

hectares of the said plantation land with oil palm. The age profile of the oil palm trees is between 7 to 10 years. In addition to the plantation land, PTSA also owns and operates a 30 metric tonne per hour mill.

The purchase consideration for the Sale Shares of USD7,440,000 was arrived at on a willing-buyer, willing-seller basis after taking into consideration the value of the oil palm plantation held by PTSA. The purchase consideration will be financed by KLK's internally generated funds.

Condition to the Proposed Acquisition

The Proposed Acquisition is subject to the approval of the Financial Services Commission in the Republic of Mauritius for the sale and transfer of the Sale Shares by the Vendors to KLK.

Risk Factors

VPL is subject to risks inherent to the plantation industry in which PTSA operates. These risks include changes in the global economy, fluctuations in commodity prices, changes in weather conditions, outbreak of pests and diseases, changes in laws and tax regulation, increase in production costs, fluctuations in foreign exchange rates and threat of substitute products. Such factors are beyond the control of KLK, VPL and PTSA and could affect the financial returns expected to the Company.

Policies on Foreign Investment Policy and Repatriation of Profits in the Republic of Mauritius

VPL was granted a Category 1 Global Business Licence ("Licence") by the Financial Services Commission in the Republic of Mauritius on 25 February 2002. The legal framework for Global Business Companies is the Companies Act, 2001 and the Financial Services Development Act 2001 and the regulations made under these acts. The Licence requires VPL to carry on its business in a currency other than the Mauritian Rupee.

There are no restrictions on the repatriation of profits, capital derived from investment and on transfer of funds abroad in the Republic of Mauritius.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net tangible asset and earnings of the KLK Group for the current financial year ending 30 September 2002.

Directors' and Substantial Shareholders' Interest

None of the directors or substantial shareholders of KLK nor any persons connected to the directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.